Filed by Babylon Holdings Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257694

Subject Company:

Alkuri Global Acquisition Corp.

(Commission File No. 001-40011)

Babylon Appoints Stock Exchange Veteran as New Board Member Ahead of Public Listing

Palo Alto, CA & London, UK – September 28, 2021 – Babylon today announced the appointment of US exchange veteran David Warren, who will join Babylon’s board and serve as Chair of the Audit Committee when the company becomes publicly listed later this year.

David will bring over two decades of US and UK public company experience to the Babylon board, as the company takes its final steps before listing on the New York Stock Exchange. As well as serving as CFO during his eight years at LSEG, he also held the position of interim Chief Executive Officer of the LSEG from 2018 to 2019. David had previously spent over 10 years working at Nasdaq, firstly as Chief Financial Officer from 2001 to 2009, before becoming a Senior Advisor to the Nasdaq CEO from 2011 to 2012.

“It is wonderful to welcome David to our Board and have him support our transition to becoming a public company,” said Babylon CEO and Chairman, Dr. Ali Parsa. “David will bring a wealth of public market experience to Babylon as we focus on our long-term goal of becoming not just one of healthcare’s most valuable and impactful companies, but also one of the best managed companies in the sector.”

“I am delighted to join the Babylon board and look forward to working with Ali, his leadership team, and the entire board at this critical point in Babylon’s history,” David Warren said. “There has been an influx of innovation and evolution in the healthcare sector, breaking up some of the old status quos, and I am excited to bring my experience and expertise to help the company to transform the global healthcare market.”

Throughout his career, David has overseen a number of significant acquisition and strategic investments including at LSEG where he was involved in their recent $27bn purchase of data and financial markets infrastructure group Refinitiv, and at NASDAQ, most notably the combination with OMX and acquisitions of the Philadelphia Stock Exchange and the Boston Stock Exchange in 2008.

In his earlier career, David worked at the Long Island Power Authority (LIPA) as Chief Financial Officer, and previously served as Deputy Treasurer for the State of Connecticut. He began his career in investment banking at then CS First Boston.

David’s appointment follows several other recent new hires that have joined Babylon to support its rapid expansion and extension of the company’s digital-first healthcare services globally as it moves toward becoming a public company. On June 3, 2021, Babylon entered into a definitive merger agreement with Alkuri Global Acquisition Corp. (NASDAQ: KURI), a special purpose acquisition company. Upon the closing of the definitive merger agreement with Alkuri Global Acquisition Corp., which is expected in October 2021, subject to receipt of Alkuri stockholder approval and the satisfaction of other customary closing conditions, the new company will become Babylon Holdings Limited and will be listed on the New York Stock Exchange under the ticker symbol BBLN.

Notes to Editor

David Warren, Babylon Board Member and Chair of the Audit Committee:

David Warren is an exchange and bank executive who previously served as the Chief Financial Officer at the London Stock Exchange (LSEG) since 2012. In November of 2017, Warren was also appointed interim CEO of LSEG. Warren had previously served as CFO at Nasdaq OMX from 2001 to 2009. He joined Nasdaq in January 2001 as its Chief Administrative Officer before the role was expanded to Chief Financial Officer. He stepped down from that position in July 2009. Following that, he spent two years as a senior advisor to the CEO of Nasdaq OMX.

Warren joined Nasdaq from the Long Island Power Authority (LIPA), where he was Chief Financial Officer. Before his appointment at LIPA, he served as Deputy Treasurer of the State of Connecticut. Earlier, he was a vice president at CS First Boston, where he specialized in the financing of infrastructure, economic development, and transportation projects for state and local governments.

About Babylon

Babylon is a world leading, digital-first, value-based care company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth.

Babylon is re-engineering healthcare, shifting the focus from sick care to preventative healthcare so that patients experience better health, and reduced costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare. We endeavor to support patients’ health needs, all from their devices, with the aim to promote longer and healthier lives. When sick, Babylon provides assistance to navigate the health system, connecting patients digitally to the right clinician 24/7, at no additional cost.

Founded in 2013, we have since delivered millions of clinical consultations and AI interactions, with c.2m clinical consultations and c.3.9m AI interactions in 2020 alone. We work with governments, health providers and insurers across the globe, and support healthcare facilities from small local practices to large hospitals. For more information, please visit www.babylonhealth.com/us

Additional Information and Where to Find It

In connection with the proposed business combination between Alkuri Global Acquisition Corp. (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon filed a registration statement on Form F-4 dated July 2, 2021 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Babylon’s securities to be issued in connection with the proposed business combination (File No. 333-257694), and Alkuri Global intends to file a preliminary proxy statement in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Alkuri Global shall mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Alkuri Global’s stockholders and other interested persons are advised to read the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Alkuri Global, Babylon and the proposed business combination.

Alkuri Global’s stockholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Alkuri Global Acquisition Corp., 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215, Attention: Secretary, (615) 632-0303.

Participants in Solicitation

Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Babylon intends to file with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov.

Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitations

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.